# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BridgeBio Pharma, Inc., CIK 0001743881
CUSIP: 10806X102
Title of class of securities: Common Stock, par value $0.001 per share (the "Shares")
Address of issuer's principal executive offices: 3160 Porter Drive, Suite 250, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 05/22/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001175707

## Reporting persons
- Farallon Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 728,238; sole dispositive power 0; shared dispositive power 728,238; aggregate amount beneficially owned 728,238 (0.4% of the class)
- Farallon Capital Institutional Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 922,612; sole dispositive power 0; shared dispositive power 922,612; aggregate amount beneficially owned 922,612 (0.5% of the class)
- Farallon Capital Institutional Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 167,053; sole dispositive power 0; shared dispositive power 167,053; aggregate amount beneficially owned 167,053 (0.1% of the class)
- Farallon Capital Institutional Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 145,089; sole dispositive power 0; shared dispositive power 145,089; aggregate amount beneficially owned 145,089 (0.1% of the class)
- Four Crossings Institutional Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 171,156; sole dispositive power 0; shared dispositive power 171,156; aggregate amount beneficially owned 171,156 (0.1% of the class)
- Farallon Capital Offshore Investors II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,869,577; sole dispositive power 0; shared dispositive power 1,869,577; aggregate amount beneficially owned 1,869,577 (1% of the class)
- Farallon Capital (AM) Investors, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 100,702; sole dispositive power 0; shared dispositive power 100,702; aggregate amount beneficially owned 100,702 (0.1% of the class)
- Farallon Capital F5 Master I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 202,722; sole dispositive power 0; shared dispositive power 202,722; aggregate amount beneficially owned 202,722 (0.1% of the class)
- Farallon Healthcare Partners Master, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,918,914; sole dispositive power 0; shared dispositive power 5,918,914; aggregate amount beneficially owned 5,918,914 (3% of the class)
- Farallon Partners, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,023,341; sole dispositive power 0; shared dispositive power 10,023,341; aggregate amount beneficially owned 10,023,341 (5.1% of the class)
- Farallon Institutional (GP) V, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 171,156; sole dispositive power 0; shared dispositive power 171,156; aggregate amount beneficially owned 171,156 (0.1% of the class)
- Farallon F5 (GP), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 202,722; sole dispositive power 0; shared dispositive power 202,722; aggregate amount beneficially owned 202,722 (0.1% of the class)
- Farallon Healthcare Partners (GP), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,918,914; sole dispositive power 0; shared dispositive power 5,918,914; aggregate amount beneficially owned 5,918,914 (3% of the class)
- Dapice Joshua J.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,226,063; sole dispositive power 0; shared dispositive power 10,226,063; aggregate amount beneficially owned 10,226,063 (5.2% of the class)
- Dreyfuss, Philip D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,226,063; sole dispositive power 0; shared dispositive power 10,226,063; aggregate amount beneficially owned 10,226,063 (5.2% of the class)
- Dunn Hannah E.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,226,063; sole dispositive power 0; shared dispositive power 10,226,063; aggregate amount beneficially owned 10,226,063 (5.2% of the class)
- Gehani, Varun N.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,226,063; sole dispositive power 0; shared dispositive power 10,226,063; aggregate amount beneficially owned 10,226,063 (5.2% of the class)
- Giauque, Nicolas: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,226,063; sole dispositive power 0; shared dispositive power 10,226,063; aggregate amount beneficially owned 10,226,063 (5.2% of the class)
- Husen, Avner A.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,226,063; sole dispositive power 0; shared dispositive power 10,226,063; aggregate amount beneficially owned 10,226,063 (5.2% of the class)
- Kim, David T.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,226,063; sole dispositive power 0; shared dispositive power 10,226,063; aggregate amount beneficially owned 10,226,063 (5.2% of the class)
- Linn, Michael G.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,226,063; sole dispositive power 0; shared dispositive power 10,226,063; aggregate amount beneficially owned 10,226,063 (5.2% of the class)
- Luo Patrick (Cheng): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,226,063; sole dispositive power 0; shared dispositive power 10,226,063; aggregate amount beneficially owned 10,226,063 (5.2% of the class)
- Roberts, Jr., Thomas G.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,226,063; sole dispositive power 0; shared dispositive power 10,226,063; aggregate amount beneficially owned 10,226,063 (5.2% of the class)
- Saito Edric C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,226,063; sole dispositive power 0; shared dispositive power 10,226,063; aggregate amount beneficially owned 10,226,063 (5.2% of the class)
- Short Daniel S.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,226,063; sole dispositive power 0; shared dispositive power 10,226,063; aggregate amount beneficially owned 10,226,063 (5.2% of the class)
- Spokes, Andrew J. M.: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,226,063; sole dispositive power 0; shared dispositive power 10,226,063; aggregate amount beneficially owned 10,226,063 (5.2% of the class)
- Warren, John R.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,226,063; sole dispositive power 0; shared dispositive power 10,226,063; aggregate amount beneficially owned 10,226,063 (5.2% of the class)
- Wehrly, Mark C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,226,063; sole dispositive power 0; shared dispositive power 10,226,063; aggregate amount beneficially owned 10,226,063 (5.2% of the class)

## Item 1. Issuer
Name of issuer: BridgeBio Pharma, Inc.
Address of issuer's principal executive offices: 3160 Porter Drive, Suite 250, Palo Alto, California 94304

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons".

(i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Shares held by it;

(ii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"), with respect to the Shares held by it;

(iii) Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the Shares held by it;

(iv) Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"), with respect to the Shares held by it;

(v) Four Crossings Institutional Partners V, L.P., a Delaware limited partnership ("FCIP V"), with respect to the Shares held by it;

(vi) Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership ("FCOI II"), with respect to the Shares held by it;

(vii) Farallon Capital (AM) Investors, L.P., a Delaware limited partnership ("FCAMI"), with respect to the Shares held by it;

(viii) Farallon Capital F5 Master I, L.P., a Cayman Islands exempted limited partnership ("F5MI"), with respect to the Shares held by it; and

(ix) Farallon Healthcare Partners Master, L.P., a Cayman Islands exempted limited partnership ("FHPM"), with respect to the Shares held by it.

FCP, FCIP, FCIP II, FCIP III, FCIP V, FCOI II, FCAMI, F5MI and FHPM are together referred to herein as the "Farallon Funds."

(x) Farallon Partners, L.L.C., a Delaware limited liability company (the "Farallon General Partner"), which is the general partner of each of FCP, FCIP, FCIP II, FCIP III, FCOI II and FCAMI and the sole member of each of the FCIP V General Partner (as defined below) and the FHPM General Partner (as defined below), with respect to the Shares held by each of the Farallon Funds other than F5MI.

(xi) Farallon Institutional (GP) V, L.L.C., a Delaware limited liability company (the "FCIP V General Partner"), which is the general partner of FCIP V, with respect to the Shares held by FCIP V.

(xii) Farallon F5 (GP), L.L.C., a Delaware limited liability company (the "F5MI General Partner"), which is the general partner of F5MI, with respect to the Shares held by F5MI.

(xiii) Farallon Healthcare Partners (GP), L.L.C., a Delaware limited liability company (the "FHPM General Partner"), which is the general partner of FHPM, with respect to the Shares held by FHPM.

(xiv) The following persons, each of whom is a managing member or senior managing member, as the case may be, of the Farallon General Partner, and a manager or senior manager, as the case may be, of the FCIP V General Partner, the F5MI General Partner and the FHPM General Partner, with respect to the Shares held by the Farallon Funds: Joshua J. Dapice ("Dapice"); Philip D. Dreyfuss ("Dreyfuss"); Hannah E. Dunn ("Dunn"); Varun N. Gehani ("Gehani"); Nicolas Giauque ("Giauque"); Avner A. Husen ("Husen"); David T. Kim ("Kim"); Michael G. Linn ("Linn"); Patrick (Cheng) Luo ("Luo"); Thomas G. Roberts, Jr. ("Roberts"); Edric C. Saito ("Saito"); Daniel S. Short ("Short"); Andrew J. M. Spokes ("Spokes"); John R. Warren ("Warren"); and Mark C. Wehrly ("Wehrly").

Dapice, Dreyfuss, Dunn, Gehani, Giauque, Husen, Kim, Linn, Luo, Roberts, Saito, Short, Spokes, Warren and Wehrly are together referred to herein as the "Farallon Individual Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111.
Citizenship: The citizenship of each of the Farallon Funds, the Farallon General Partner, the FCIP V General Partner, the F5MI General Partner and the FHPM General Partner is set forth above. Each of the Farallon Individual Reporting Persons, other than Giauque, Luo and Spokes, is a citizen of the United States. Giauque is a citizen of France. Luo is a citizen of China. Spokes is a citizen of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

The Shares reported hereby for the Farallon Funds are held directly by the Farallon Funds. The Farallon General Partner, as the general partner of FCP, FCIP, FCIP II, FCIP III, FCOI II and FCAMI and the sole member of the FCIP V General Partner and the FHPM General Partner, may be deemed to be a beneficial owner of all such Shares held by the Farallon Funds other than F5MI. The FCIP V General Partner, as the general partner of FCIP V, may be deemed to be a beneficial owner of all such Shares held by FCIP V. The F5MI General Partner, as the general partner of F5MI, may be deemed to be a beneficial owner of all such Shares held by F5MI. The FHPM General Partner, as the general partner of FHPM, may be deemed to be a beneficial owner of all such Shares held by FHPM. Each of the Farallon Individual Reporting Persons, as a managing member or senior managing member, as the case may be, of the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner, the F5MI General Partner and the FHPM General Partner, in each case with the power to exercise investment discretion, may be deemed to be a beneficial owner of all such Shares held by the Farallon Funds. Each of the Farallon General Partner, the FCIP V General Partner, the F5MI General Partner, the FHPM General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.
Percent of class: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are filing this Schedule 13G pursuant to Section 240.13d-1(c). The Reporting Persons neither disclaim nor affirm the existence of a group among them. Each Reporting Person is a beneficial owner only of the securities reported by it on its cover page.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1. Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

## Signatures
- Farallon Capital Partners, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (05/29/2026)
- Farallon Capital Institutional Partners, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (05/29/2026)
- Farallon Capital Institutional Partners II, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (05/29/2026)
- Farallon Capital Institutional Partners III, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (05/29/2026)
- Four Crossings Institutional Partners V, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (05/29/2026)
- Farallon Capital Offshore Investors II, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (05/29/2026)
- Farallon Capital (AM) Investors, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (05/29/2026)
- Farallon Capital F5 Master I, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (05/29/2026)
- Farallon Healthcare Partners Master, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (05/29/2026)
- Farallon Partners, L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member (05/29/2026)
- Farallon Institutional (GP) V, L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager (05/29/2026)
- Farallon F5 (GP), L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager (05/29/2026)
- Farallon Healthcare Partners (GP), L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager (05/29/2026)
- Dapice Joshua J.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/29/2026)
- Dreyfuss, Philip D.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/29/2026)
- Dunn Hannah E.: /s/ Hannah E. Dunn, Hannah E. Dunn (05/29/2026)
- Gehani, Varun N.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/29/2026)
- Giauque, Nicolas: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/29/2026)
- Husen, Avner A.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/29/2026)
- Kim, David T.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/29/2026)
- Linn, Michael G.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/29/2026)
- Luo Patrick (Cheng): /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/29/2026)
- Roberts, Jr., Thomas G.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/29/2026)
- Saito Edric C.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/29/2026)
- Short Daniel S.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/29/2026)
- Spokes, Andrew J. M.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/29/2026)
- Warren, John R.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/29/2026)
- Wehrly, Mark C.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (05/29/2026)